Christopher E. Palmer 202.346.4253 cpalmer@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001 T: 202.346.4000 F: 202.346.4444

December 4, 2006

Via EDGAR

Ms. Sally Samuel

Senior Counsel

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE, MailStop 5-6

Washington, DC 20549

Re:	American Skandia Trust (“AST” or the “Trust”):

Preliminary Proxy Statement Related to AST American Century Strategic Balanced Portfolio

Dear Ms. Samuel:

On behalf of the Trust, we respond below to the staff’s comments on the above-referenced filing. We first set forth each specific staff comment and then provide our response.

Comment 1: Please provide disclosure regarding the Trust’s principal underwriter and/or administrator, if applicable.

Response 1: The Trust has neither a principal underwriter nor an administrator.

Comment 2: Please provide a toll-free number that shareholders may call to obtain copies of the Trust’s annual and semi-annual reports.

Response 2: The definitive proxy statement includes a toll-free number.

Comment 3: Please provide the number of outstanding shares of the Portfolio.

Response 3: The definitive proxy statement includes the required disclosure.

Comment 4: Please provide disclosure regarding any proxy solicitation firm.

Response 4: The definitive proxy statement includes the required disclosure.

Ms. Sally Samuel

December 4, 2006

Comment 5: Please provide additional disclosure regarding the reasons for the proposed termination of the fundamental investment policy.

Response 5: The definitive proxy statement includes additional disclosure. It explains that the proposal is part of a proposed new, more flexible asset allocation strategy to be implemented by the portfolio’s subadviser.

Comment 6: Please revise the risk disclosure to discuss the different risks under the current portfolio and the revised portfolio.

Response 6: The definitive proxy statement includes a revised risk section.

* * * * * *

The Trust hereby acknowledges that: the Trust is responsible for the adequacy and accuracy of the disclosure in the proxy statement; comments by the staff of the SEC or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the proxy statement; and the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the Trust’s responses to the staff’s comments. We appreciate your assistance with the filing.

Yours truly,

/s/ Christopher E. Palmer

Christopher E. Palmer

CEP:am